EXHIBIT 11

SCHEDULE OF COMPUTATION OF NET LOSS PER SHARE

	Three Months Ended July 31,		Six Months Ended July 31,
	2003	2002	2003	2002
Basic and diluted:
Net loss before cumulative effect of change in accounting principle	$(2,254)	$(6,725)	$(3,072)	$(7,263)
Weighted average shares outstanding	7,161	6,972	7,082	6,970

Basic and diluted loss per share before cumulative effect of change in accounting principle	$(0.31)	$(0.96)	$(0.43)	$(1.04)

Cumulative effect of change in accounting principle	$—	$—	$—	$(2,926)
Weighted average shares outstanding	7,161	6,972	7,082	6,970

Basic and diluted loss per share from cumulative effect of change in accounting principle	$—	$—	$—	$(0.42)

Net loss	$(2,254)	$(6,725)	$(3,072)	$(10,189)
Weighted average shares outstanding	7,161	6,972	7,082	6,970

Basic and diluted loss per share	$(0.31)	$(0.96)	$(0.43)	$(1.46)